UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

iPASS INC.
(Name of Subject Company)

iPASS INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
46261V306
(CUSIP Number of Class of Securities)
Gary A. Griffiths
President and Chief Executive Officer
iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065
(650) 232-4100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Timothy J. Moore
Brett D. White
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304-1130
(650) 843-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.   SUBJECT COMPANY INFORMATION
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is iPass Inc., a Delaware corporation (the “Company” or “iPass”). The address of the principal executive offices of iPass is 3800 Bridge Parkway, Redwood Shores, CA, 94065 and the telephone number of the principal executive offices of iPass is (650) 232-4100.
Class of Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is shares of iPass common stock, par value $0.001 per share (each, a “Share”). As of the close of business on November 30, 2018, there were (1) 8,431,976 Shares issued and outstanding, (2) 920,366 Shares underlying outstanding iPass stock options with exercise prices of  $24.80 or below, and (3) 278,000 Shares underlying outstanding iPass warrants. Of the 8,431,976 Shares outstanding, 53,988 Shares were subject to vesting based upon the passage of time (“Restricted Shares”), and 420,000 Shares were subject to vesting based upon the satisfaction of performance conditions (“Performance Shares”).
Item 2.   IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
iPass is the subject company and the person filing this Schedule 14D-9. iPass’s name, address and business telephone number are set forth in Item 1 above under the heading “Subject Company Information — Name and Address.” iPass’s website address is www.ipass.com. The information included in, or linked to through, iPass’s website should not be considered part of this statement. iPass has included its website address in this statement solely as a textual reference.
Tender Offer
This Schedule 14D-9 relates to the offer by TBR, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pareteum Corporation, a Delaware corporation (“Parent” or “Pareteum”), to purchase all of the issued and outstanding Shares, in exchange for consideration of 1.17 shares of Parent common stock per Share (the “Offer Price”), subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 3, 2018 (as it may be amended or supplemented, the “Offer to Exchange”), and the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Exchange, the “Offer”). The Offer to Exchange and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein. The Purchaser and Parent filed a Tender Offer Statement on Schedule TO dated December 3, 2018 (as it may be amended or supplemented from time to time, the “Schedule TO”) and a Registration Statement on Form S-4 dated December 3, 2018 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 12, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and iPass. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into iPass (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with iPass continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. Assuming the requirements of Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) are satisfied, no stockholder vote will be required to adopt the Merger Agreement or to consummate the Merger. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer shall occur promptly following the expiration of the Offer (which is expected to occur at 12:00 midnight, New York City time, at the end of the day on January 3, 2019, unless the Purchaser extends the Offer pursuant to the terms of the Merger Agreement). In the Merger, each Share issued and outstanding immediately prior to the date and time at which the Merger becomes effective (the “Effective Time”), other than (i) Shares owned by iPass, Parent, the Purchaser, or any of Parent’s other direct or indirect wholly owned subsidiaries, and (ii) Shares owned by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares, will be automatically converted into the right to receive the Offer Price, without interest thereon and less any required withholding taxes. As a result of the Merger, iPass will cease to be a publicly traded company and will become wholly owned by Parent.
As described in the Offer to Exchange, the Offer is subject to various conditions, including, among other things (a) that the Merger Agreement has not been terminated in accordance with its terms, and (b) the satisfaction of  (i) the Minimum Condition (as defined below), (ii) the Registration Statement Condition (as defined below), (iii) the Stock Exchange Listing Condition (as described below), (iv) the Governmental Authority Condition (as defined below), (v) the Required Consents Condition (as defined below) and (vi) a Company Material Adverse Effect (as defined in the Offer to Exchange under the heading “Merger Agreement”) shall not have occurred since November 12, 2018, that continues to exist as of immediately prior to the expiration of the Offer (each of  (a) and (b), along with all other conditions to the Offer described in the Offer to Exchange under the heading “Merger Agreement — Conditions to the Offer” are referred to as “Offer Conditions”).
The Minimum Condition requires that the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on January 3, 2019 (the “Expiration Time”, unless the Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Time” shall mean the earliest time and date at which the Offer, as so extended by the Purchaser, shall expire), together with any Shares then owned by Parent and its controlled subsidiaries (including the Purchaser), shall equal at least a majority of all then outstanding Shares as of the Expiration Time.
The Registration Statement Condition requires that the Registration Statement shall have become effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.
The Stock Exchange Listing Condition requires that the shares of Parent common stock issuable in the Offer and the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.
The Governmental Authority Condition requires that no governmental authority shall have issued an order, decree or ruling or taken any other material action enjoining or otherwise prohibiting consummation of the Offer or the Merger substantially on the terms contemplated by the Merger Agreement.
The Required Consents Condition requires that iPass shall have obtained all of the consents identified on Schedule 1 to the Merger Agreement, and shall have provided the Parent with reasonable proof thereof.
The Offer is also subject to other conditions as described in the Offer to Exchange under the heading “Merger Agreement — Conditions to the Offer.”
The Offer is not subject to a financing condition.
As set forth in the Offer to Exchange, the principal executive offices of the Purchaser and Parent are located at 1185 Avenue of the Americas, 37th Floor, New York, NY 10036, and their telephone number is (212) 984-1096.
The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Exchange and the Letter of Transmittal.
Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth in this Schedule 14D-9 or as incorporated herein by reference, to the knowledge of iPass, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) iPass or any of its affiliates, on the one hand and (ii)(a) any of its executive officers, directors or affiliates, or (b) Parent, Acquisition Sub or any of their respective executive officers, directors or affiliates, on the other hand.

Relationship with Parent and its Subsidiaries
According to the Registration Statement, as of December 3, 2018, Parent and Parent’s subsidiaries (including the Purchaser) directly owned 0 Shares, representing 0% of the outstanding Shares, and for purposes of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) beneficially owned 0 Shares, representing 0% of the outstanding Shares.
Arrangements between iPass, Parent and the Purchaser
Confidentiality Agreement
In connection with Parent’s evaluation of engaging in certain business relationships with iPass, including the potential business combination that resulted in the Offer, Parent and iPass entered into a Non-Disclosure Agreement dated December 18, 2017 (the “NDA”). Pursuant to the Confidentiality Agreement, Parent and iPass each agreed, among other things and subject to certain exceptions, not to disclose and to keep confidential information received concerning the other party to the NDA, and iPass agreed not to enter into any agreements with any customer or prospective customer opportunities that are identified by Parent.
This summary does not purport to be complete and is qualified in its entirety by reference to the NDA, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.
Agreement Establishing a Strategic Alliance
On April 23, 2018, Parent and iPass entered into an Agreement Establishing a Strategic Alliance (the “Strategic Alliance Agreement”), to jointly market, bid, offer and sell each parties solutions to customers. The Strategic Alliance Agreement enables both parties to include each other’s product offerings in the sales cycle to provide more comprehensive end-to-end solutions for potential customers.
This summary does not purport to be complete and is qualified in its entirety by reference to the Strategic Alliance Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated by reference herein.
Channel Partner Reseller Agreement
On April 25, 2018, Parent and iPass signed a new commercial transaction, the Channel Partner Reseller Agreement (the “Channel Partner Reseller Agreement”), expanding the strategic alliance and providing Pareteum commercial pricing for reselling iPass SmartConnect and related Wi-Fi connectivity services to Pareteum’s customers. Pareteum gained commercial terms to access iPass’s global Wi-Fi network of over 68 million hotspots at the time and the opportunity to integrate the iPass SmartConnect technology into its own Managed Service Provider platform.
This summary does not purport to be complete and is qualified in its entirety by reference to the Channel Partner Reseller Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated by reference herein.
Software License Agreement
On May 8, 2018, Parent and iPass signed a new commercial transaction, the Software License Agreement (the “Software License Agreement”), granting Parent a perpetual, non-exclusive, and non-transferable license to SmartConnect for up to 25,000,000 authorized devices. With the signing of this license agreement, Pareteum gained access to the iPass SmartConnect software to bundle with up to 25,000,000 Android and iOS devices for its global customers.
This summary does not purport to be complete and is qualified in its entirety by reference to the Software License Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated by reference herein.

Merger Agreement
On November 12, 2018, iPass, Parent, and the Purchaser entered into the Merger Agreement. The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Exchange are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference herein.
The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties, covenants and conditions made and agreed to in the Merger Agreement by Parent, the Purchaser and iPass were qualified and subject to important limitations agreed to by Parent, the Purchaser and iPass in connection with negotiating the terms of the Merger Agreement. In particular, the representations and warranties and certain closing conditions contained in the Merger Agreement and incorporated by reference into this Schedule 14D-9 were negotiated with the principal purposes of allocating risk between the parties to the Merger Agreement and establishing the limited circumstances in which a party to the Merger Agreement may have the right not to complete the Offer or consummate the Merger, and not as disclosures of factual matters. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures were not reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date as of which the representations and warranties were made for purposes of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9. iPass’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of iPass, Parent, the Purchaser, or any of their respective subsidiaries or affiliates on any date.
Agreements or Arrangements with Executive Officers and Directors of iPass
Certain of iPass’s executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of iPass’s stockholders generally. iPass’s Board of Directors (the “Board”) was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions.
For further information with respect to the agreements or arrangements between iPass and its executive officers, directors and affiliates described in this Item 3, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).
Treatment of Equity and Equity-Based Awards
Certain iPass directors and executive officers hold one or more of the following equity-based awards: options to purchase shares of iPass common stock (“iPass stock options”); Restricted Stock Awards (“iPass RSAs”); and performance-based Restricted Stock Awards (“iPass PRSAs”). These equity-based awards will be treated as follows in connection with the Merger.
iPass Stock Options
At the Effective Time, each outstanding iPass stock option will, without any further action on the part of any holder thereof, (i) to the extent unvested, be fully vested, and (ii) be cancelled. Following the Effective Time, any such cancelled iPass stock option will no longer be exercisable for shares of iPass common stock. No outstanding iPass stock options are “in-the-money,” meaning that the exercise price of the stock option is in excess of the value of the Purchase Price, and, accordingly, iPass expects that all outstanding stock options will not be exercised prior to the Effective Time and will be canceled at the Effective Time without being exercised.

Restricted Stock Awards and Performance Restricted Stock Awards
At the Effective Time, each outstanding iPass RSAs and iPass PRSAs will, without any further action on the part of any holder thereof, become fully vested, such that the repurchase rights with respect to such iPass RSAs and iPass PRSAs will lapse, and the associated shares of iPass common stock shall be deemed issued and outstanding for all purposes under the Merger Agreement, including the right to receive the Purchase Price therefor.
Value of Accelerated Vesting of iPass Stock Options, Restricted Stock Awards and Performance Restricted Stock Awards
iPass Stock Options
As stated above, no outstanding iPass stock options are “in-the-money” and, accordingly, iPass expects that all outstanding iPass stock options will not be exercised prior to the Effective Time and will be canceled at the Effective Time without being exercised, and the holders thereof will receive no benefit from holding such iPass stock options or the accelerated vesting of such iPass stock options.
Restricted Stock Awards and Performance Restricted Stock Awards
The following tables set forth iPass RSA and iPass PRSA information related to the payments expected to be made to non-employee directors and named executive officers of iPass in exchange for cancellation of their awards. There are no executive officers of iPass who are not iPass named executive officers. Non-employee directors hold only iPass RSAs and do not hold any iPass PRSAs. iPass named executive officers hold only iPass PRSAs and do not hold any iPass RSAs.
The amounts listed below are estimates based on an assumed closing date of November 30, 2018, and based on the per share transaction consideration payable for each share of iPass common stock underlying each iPass RSA and iPass PRSA valuing one share of Parent common stock at $1.99. However, the actual amounts, if any, to be received by a director or executive officer will depend on the outstanding iPass RSAs and iPass PRSAs held by such individuals as of the actual closing date of the Merger, which may differ from the amounts set forth below, and the value of one share of Parent common stock on the Effective Date.
	Number of Shares Subject to iPass RSAs	Total Payment With Respect to iPass RSAs
Non-Employee Directors	iPass Shares	Parent Shares	Value
Michael Tedesco	10,587	12,387	$24,625
David Panos	10,587	12,387	$24,625
Justin Spencer	10,920	12,776	$25,399
Neal Goldman	21,876	25,595	$50,883
	Number of Shares Subject to iPass PRSAs	Total Payment With Respect to iPass PRSAs
Non-Employee Directors	iPass Shares	Parent Shares	Value
Gary Griffiths	50,000	58,500	$116,298
Patricia Hume	50,000	58,500	$116,298
Darin Vickery	50,000	58,500	$116,298
Other Arrangements with Executive Officers
Change in Control Agreement with Mr. Griffiths
Under the terms of Mr. Griffith’s offer letter agreement between iPass and Mr. Griffiths, Mr. Griffiths would receive certain compensation and benefits upon a termination by iPass without “cause” or if Mr. Griffiths resigns for “good reason,” within 18 months of a “corporate transaction,” and provided Mr. Griffiths signs a release of claims and resigns from the iPass Board of Directors and as an officer of iPass. In such case Mr. Griffiths will receive, as severance: (a) cash severance equal to twelve months base salary; (b) an additional lump sum cash severance payment equal to the current year’s annual target bonus; (c) COBRA premiums for Mr. Griffiths and his dependents for up to eighteen months, which will terminate earlier if he becomes eligible for group health insurance coverage through another employer; (d) any specified performance target or other vesting condition, whether determined by passage of time or by reference to performance targets or operations of iPass or its affiliate, in any equity awards issued shall immediately be deemed satisfied. In addition, Mr. Griffiths will be reimbursed for personal accounting and tax services used in connection with a corporate transaction up to $15,000. The Merger will constitute a “corporate transaction” for purposes of this agreement.
Executive Corporate Transaction and Severance Benefit Plan
Under the terms of the iPass Inc. Executive Corporate Transaction and Severance Benefit Plan, as amended (the “Executive Plan”), each of the iPass named executive officers, other than Mr. Griffiths, is designated as a participant in the Executive Plan. Pursuant to the terms of the Executive Plan, each participating executive officer will be entitled to receive severance benefits in the event that the termination of the executive officer’s employment with iPass is an “involuntarily termination without cause,” or the executive officer resigns as a result of a “constructive termination” within eighteen months of a corporate transaction:
1.
a lump sum cash severance payment to the executive officer in an amount equal to twelve months of the executive officer’s monthly base salary;

2.
provided that the executive officer received an overall performance rating equivalent to or greater than “meets expectations” in the most recent performance evaluation cycle preceding termination of the executive officer’s employment, iPass will make an additional cash severance payment to the executive officer in an amount equal to the executive officer’s annual target bonus amount under iPass’s annual bonus plan; and

3.
COBRA coverage paid by iPass for a period of twenty four (24) months.

Further, upon a corporate transaction termination, (i) the vesting and exercisability of 100% of the outstanding iPass stock options shall be accelerated, and (ii) 100% of the reacquisition or repurchase rights held by iPass with respect to all iPass RSAs and PRSAs shall lapse.
The executive officers will only be entitled to the benefits described above if they execute a release of claims against iPass. Further, certain of the benefits described above may be reduced in the event that the benefits would have an adverse tax effect on the executive officer.
The Merger will constitute a “corporate transaction” and a “change of control” for purposes of the Executive Plan.
In the event that any of the foregoing payments and benefits would be deemed to be parachute payments with respect to any of our executive officers, including Mr. Griffiths, each of Mr. Griffiths’ offer letter and the Executive Plan provide that the payments and benefits will be reduced if such a reduction maximizes the executive’s net after tax benefit, after taking into account any excise taxes payable under Section 4999 of the Code.
For an estimate of the value of the amounts that would be payable to each of the iPass named executive officers pursuant to the arrangements listed above, assuming that the closing of the Merger occurred on November 30, 2018, and each named executive officer’s employment terminated on such date, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).
Section 16 Matters
Pursuant to the Merger Agreement, the respective board of directors of iPass and of Parent will adopt resolutions consistent with the interpretative guidance of the SEC to cause any disposition of all Shares (including derivative securities with respect to Shares) or acquisitions of shares of Parent common stock resulting from the Merger and Offer by each individual who is subject to reporting requirements of Section 16(a) of the Exchange Act with respect to iPass or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Rule 14d-10(d) Matters
Pursuant to the Merger Agreement, independent directors of iPass, at a meeting to be held prior to the time the Purchaser accepts the Shares for payment, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each employment compensation, severance and other employee benefit plan of iPass, presented to the independent directors, (ii) the treatment of iPass stock awards in accordance with the terms set forth in the Merger Agreement, and (iii) the applicable terms of the Merger Agreement. In addition, the independent directors will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangement.
Director and Officer Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, the Surviving Corporation and Parent agree to cause the Surviving Corporation, to the fullest extent permitted by law and iPass’s by-laws or the by-laws of any applicable subsidiary, to indemnify and hold harmless the individuals who at any time prior to the Effective Time were directors or officers of iPass or its present or former subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with actions or omissions occurring at or prior to the Effective Time, including the transactions contemplated by the Merger Agreement. After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor to the maximum extent permitted by applicable law, all rights to exculpation or indemnification for acts or omissions occurring prior to the consummation of the Merger existing as of the time the Merger is consummated in favor of directors and officers of iPass, its subsidiaries or any of its respective predecessors in their capacity as officers or directors, and the heirs, executors, trustees, fiduciaries and administrators of such officers or directors (each, a “D&O Indemnitee”), as provided in iPass or each of its subsidiary’s respective certificate of incorporation and by-laws (or comparable organizational or governing documents) or in any agreement, which shall survive the transactions contemplated by the Merger Agreement and shall continue in full force and effect in accordance with their terms.
For six years following the Merger, Parent and the Surviving Corporation will (and Parent shall cause the Surviving Corporation to) cause the certificate of incorporation and by-laws (or comparable organizational or governing documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in iPass and its subsidiaries’ certificates of incorporation and by-laws (or other similar organizational documents) immediately prior to the Effective Time, and during such six-year period such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by applicable law.
iPass is required to (or, if it is unable to do so, Parent shall cause the Surviving Corporation as of the Effective Time to) obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of iPass’s existing directors’ and officers’ insurance policies and iPass’s existing fiduciary liability insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time in an amount and scope at least as favorable as iPass’s existing policies, except that the cost of such policies may not exceed 200% of the annual premium currently paid by iPass for such coverage and provided further, that if the annual premiums of such insurance coverage exceed this 200% cap, the Parent shall cause the Surviving Corporation to obtain a policy with the greatest coverage available, for a cost not exceeding 200% of the annual premium currently paid by iPass for such coverage.
These indemnification and directors’ and officers’ insurance requirements are intended to be for the benefit of, and enforceable by, each D&O Indemnitee and his or her heirs or representatives.
If Parent, the Surviving Corporation or any of their respective successors or assigns consolidates or amalgamates with or merges into any other entity and shall not be the continuing or surviving entity of such consolidation or merger, or transfers or conveys a majority of its properties and assets to any entity, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of Parent or the Surviving Corporation, or their respective successors or assigns, as the case may be, shall assume these obligations with respect to indemnification and directors’ and officers’ insurance.
The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Employee Matters
Treatment of Employee Benefits
The Merger Agreement provides that with respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its subsidiaries (including the Surviving Corporation) following the Effective Time and in which any of the employees of iPass and its subsidiaries who remain employed immediately after the Effective Time (collectively, the “Employees”) participate (the “Parent Plans”), and except to the extent necessary to avoid duplication of benefits, for purposes of determining eligibility to participate, vesting, service-based accrual rates of and entitlement to benefits (including without limitation severance plans and arrangements), service with iPass and its subsidiaries (or predecessor employers to the extent iPass provides past service credit) shall be treated as service with Parent and its subsidiaries. Each applicable Parent Plan shall take commercially reasonable steps to waive eligibility waiting periods and pre-existing condition limitations to the extent waived or not included under the corresponding Benefit Plan providing medical coverage, for purposes of the first plan year ending after the closing date. The Parent has agreed to take commercially reasonable steps to give or cause its subsidiaries (including the Surviving Corporation) to give the employees credit under the applicable Parent Plan (in the first such Parent Plan year ending after the Effective Time) for amounts paid prior to the Effective Time during the calendar year in which the Effective Time occurs under a corresponding benefit plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan.
The iPass ESPP will continue to be operated in accordance with its terms and past practice, provided, that if the closing of the Merger is expected to occur prior to the end of an Offering Period (as defined in the iPass ESPP), iPass will take action to provide for an earlier Exercise Date (as defined in the iPass ESPP) in accordance with Section 19 of the iPass ESPP. The New Exercise Date will be as reasonably close to the closing date of the Merger as is administratively practicable, and iPass will notify each participant in writing at least 15 days prior to the New Exercise Date that the Exercise Date for his or her option (including for purposes of determining the Purchase Price (as defined in the iPass ESPP) of such option) has been changed to the New Exercise Date, and that his or her option will be exercised automatically on the New Exercise Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 11 of the iPass ESPP. iPass will not begin an Offering Period after November 12, 2018.
The treatment of employment benefits described above with respect to employees of iPass and its Subsidiaries are for the sole benefit of the Parent, Merger Sub and iPass and do not create any direct or third party beneficiary right (i) in any other person, or (ii) to continued employment with iPass and its subsidiaries, Parent or the Surviving Corporation or their subsidiaries.
Item 4.   THE SOLICITATION OR RECOMMENDATION
Recommendation
After careful consideration by the Board, including a review of the terms and conditions of the Offer, in consultation with iPass’s financial and legal advisors, at a meeting of the Board held on November 12, 2018, the Board has (i) determined that the Offer and the Merger are in the best interests of iPass and iPass’s stockholders, (ii) approved, declared advisable and adopted the Merger Agreement, (iii) approved the Transactions, and (iv) recommended that iPass’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

The Board unanimously recommends that iPass’s stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.
On November 12, 2018, iPass and Parent issued a press release announcing that they had entered into the Merger Agreement. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated by reference herein.
Background and Reasons for the Recommendation
Background of the Offer and the Merger
In June 2014, iPass sold its Unity business segment for approximately $28.1 million to Tolt Solutions, Inc., divesting its non-core Wi-Fi network assets. Associated with the transaction, iPass also announced a restructuring to reduce headcount by 20 people. Following this time, in September 2014, iPass announced that the iPass board had initiated a public process to explore strategic alternatives and had retained Blackstone Advisory Partners L.P. as financial advisor. Subsequently, after conducting a detailed and thorough examination of the strategic alternatives, iPass announced in February 2015 the conclusion of its unsuccessful M&A exploratory process and that no potential strategic partner elected to proceed with a transaction. Publicly, iPass commented that it was too early in the development of its software technology and related market opportunities to attempt to sell iPass at that time. Concurrently, Evan Kaplan stepped down as CEO and was replaced by Gary Griffiths.
During the second quarter of 2015, iPass announced a new restructuring to significantly reduce operating expense, including flattening the organization and terminating numerous executive management positions that resulted in a global headcount reduction of 14%. During the first quarter of 2016, iPass announced a further restructuring to remove an additional 30% of global headcount. Even with the significant reductions in operating expenses, in the second quarter of 2017 the Form 10-Q filed by iPass with the SEC included a Going Concern basis of presentation, noting the history of losses, limited liquidity, and other factors raised substantial doubt about iPass’s ability to continue as a going concern beyond the next twelve months. It was also disclosed at that time iPass would need to raise additional capital or implement additional cost cutting measures.
In November 2017, iPass entered into a Common Stock Purchase Agreement with Aspire Capital Fund, LLC to raise up to $10.0 million. Over the next eight months, iPass raised approximately $5.1 million in capital funding under this arrangement. During the same period, iPass management fielded various in-bound contacts from investors potentially interested in taking an equity position or pursuing a strategic relationship with iPass, although none of those conversations evolved to a consummated transaction. Starting in late 2017, iPass engaged a financial advisor to explore other capital raising alternatives. iPass management conducted a roadshow in December 2017 but ultimately was unable to close an equity raise on reasonably acceptable terms. In mid-2018, the relationship with that financial advisor was terminated. In June 2018, iPass entered into a credit agreement with Fortress Credit Corporation for an initial term loan of $10.0 million, secured by all of iPass’s intellectual property. Even after conducting these capital raise transactions, iPass’s cash balance at September 30, 2018, was $4.9 million and iPass was consuming more than $3.0 million of cash per quarter. Concerned about possible insolvency, the iPass board consulted bankruptcy counsel in the fourth quarter of 2018 to better understand iPass’s options.
On November 5, 2015, iPass received its first notice of delisting from Nasdaq for its stock price being below $1.00 for 30 consecutive days. On March 23, 2016, iPass received notice from Nasdaq that it had regained compliance. On September 15, 2017, iPass received another notice from Nasdaq regarding non-compliance with the $1.00 minimum bid price followed by a notice of deficiency as a result of the market value of listed securities (“MVLS”) being below $50 million on November 14, 2017. In August 2018, iPass remediated the $1.00 price deficiency by effecting a reverse stock split. While iPass continued to work to remediate the MVLS deficiency, it received a notice on November 5, 2018, to the effect that effective with the open of trading on November 7, 2018, shares of iPass common stock would be suspended from trading on the Nasdaq Capital Market.
During Q4 2017, members of the iPass sales team met representatives of Pareteum, first at a Mobile Virtual Network Operator conference in London and later via a video conference call. The first in-person conversation to discuss a potential commercial relationship, whereby Pareteum would procure technology and services from iPass for resale to its customers, occurred in London on January 17, 2018 between the iPass sales team and Chris Hills, Vice President of Global Connectivity for Pareteum. In connection with these conversations, a confidentiality agreement between the parties was executed.
Sales discussions continued between the two parties over the next several months leading to the execution of an Agreement Establishing a Strategic Alliance between Pareteum and iPass, entered into on April 23, 2018, to jointly market, bid, offer and sell each parties’ solutions to customers. iPass issued a press release on April 24, 2018, announcing the strategic alliance.
During these sales discussions, deeper conversations began regarding a more strategic partnership between the two parties. On February 20, 2018, Mr. Griffiths (iPass CEO) and Hal Turner (Pareteum PEO) had a telephonic meeting, also attended by Patricia Hume (iPass then CCO), Darin Vickery (iPass CFO), and Denis McCarthy (Pareteum then Head of Corporate Development). The meeting focused on the operations of the two companies, with the goal of determining whether there was mutual interest in advancing the partnership.
In an update email sent to the iPass board of directors on March 8, 2018, Mr. Griffiths summarized quarterly results to date and gave the iPass board a summary of potential merger and acquisition and equity investment activity.
As a result of the February 20th call between iPass and Pareteum representatives, a face-to-face meeting was held in Redwood Shores, California at the iPass corporate headquarters on April 6, 2018. In attendance were Mr. Turner, Mr. Griffiths, Mr. McCarthy, Ms. Hume and Mr. Vickery. At this meeting, details of a hypothetical combined iPass/Pareteum company were discussed. Mr. Turner and Mr. Griffiths agreed there was mutual interest and that discussions between the parties should continue. iPass was also made aware that Pareteum was then engaged in a different strategic transaction and therefore any further discussions regarding an iPass and Pareteum combination would need to wait for the most part until the conclusion of that transaction.
On April 12, 2018, Mr. McCarthy visited the iPass corporate headquarters again, meeting with Mr. Griffiths, Ms. Hume, and Mr. Vickery. At this meeting, iPass provided more detailed information about its business, employees, and corporate structure. This meeting began several months of mutual due diligence between the parties.
On April 25, 2018, the parties signed a new commercial transaction, the Channel Partner Reseller Agreement, expanding the strategic alliance and providing Pareteum commercial pricing for reselling iPass SmartConnect and related Wi-Fi connectivity services to Pareteum’s customers. iPass issued a press release announcing the expansion of the partnership on May 3, 2018.
On May 8, 2018, the parties signed another new commercial transaction, the Software License Agreement, granting Pareteum a perpetual, non-exclusive, and non-transferable license to SmartConnect for up to 25,000,000 authorized devices. iPass publicly announced the license sale in its Q1 2018 earnings press release.
During May and June of 2018, iPass continued to actively search for a capital infusion. Ultimately, as mentioned above, iPass closed a credit facility with Fortress Investment Group LLC, which was announced in a press release on June 19, 2018, drawing $10.0 million at closing with another $10.0 million available at the discretion of Fortress. The transaction provided an additional two to three quarters of available cash needed to close some large commercial technology deals in the pipeline. Prior to closing the debt facility, iPass was in negotiations with Pareteum to make an equity investment in iPass. Negotiations regarding the equity investment by Pareteum ceased after iPass received the capital infusion from Fortress.
In an update email sent to the iPass board on July 26, 2018, ahead of the in-person board meeting on July 30, 2018, Mr. Griffiths provided additional background on the ongoing discussions with Pareteum. Mr. Griffiths advised the iPass board that Pareteum had requested to attend a session of the July 30, 2018 board meeting to express their interest in acquiring iPass.
At the July 30, 2018, iPass board meeting, Mr. Turner and Mr. McCarthy presented to the iPass directors for approximately one hour. They provided a detailed description of Pareteum’s business and highlighted reasons they believed a combination of the two companies made strategic sense. Questions were asked and discussion ensued. After Pareteum management left the meeting, iPass management was directed by the iPass board to pursue additional discussions with Pareteum. In addition, the iPass board directed management to begin interviewing investment banking advisors to assist in the M&A process.
Also at the July 30, 2018, iPass board meeting, the iPass board authorized the formation of a Strategy Committee, comprised of the Chairman of the iPass board, Michael Tedesco, and the newly appointed director, Neal Goldman. iPass publicly announced the addition of Mr. Goldman to the iPass board and the formation of the Strategy Committee “with the objective of exploring new strategic partnerships, acquisitions, mergers, licenses, joint ventures and other strategic opportunities that the committee feels would benefit iPass shareholders” in a press release on August 2, 2018.
The Strategy Committee of the iPass board met with iPass management on September 7, 2018, to discuss the process of hiring one of the investment banking candidates.
On September 10, 2018, Mr. Griffiths and Ms. Hume met in Los Angeles with Mr. McCarthy and Vic Bozzo (Pareteum CEO) to conduct additional due diligence.
During September 2018, the Strategy Committee of the iPass board along with iPass management met and interviewed investment banking candidates.
In the latter part of September 2018, the Strategy Committee determined to engage Raymond James as iPass’s investment banking advisor in connection a a potential M&A transaction. This was confirmed by the iPass board at a meeting convened on September 26, 2018.
After selecting Raymond James as its advisor, iPass management began working with Raymond James to create marketing materials, process documentation and a list of potential prospects that might have interest in acquiring iPass. Beginning on September 27, 2018, at the direction of the iPass board, Raymond James assisted iPass in conducting a market check process to assess interest from other prospects in acquiring iPass.
At the direction of the iPass board, Raymond James contacted 18 prospects in addition to Pareteum. Raymond James shared preliminary descriptive information about iPass with potential prospects and conducted initial discussions with prospects to explore a potential transaction. Interested parties were encouraged to sign a non-disclosure agreement (“NDA”) to allow more detailed information regarding iPass to be shared.
Three prospects signed non-disclosure agreements with iPass and requested meetings with iPass management, while 15 prospects either declined the opportunity or were unresponsive to the outreach by Raymond James. Prospects that declined the opportunity cited a lack of strategic fit with iPass, concerns with iPass’s financial profile, including sustained revenue declines and operating losses, and the unproven nature of iPass’s technology licensing and data analytics offerings.
On October 11, 2018, Pareteum submitted a preliminary non-binding letter of intent describing the terms under which Pareteum proposed to acquire iPass (the “Initial LOI”). Based the Initial LOI, Pareteum proposed to issue shares of its common stock with a value equal to $20 million in exchange for all of the shares of iPass common stock, with the final exchange ratio to be negotiated as part of the definitive agreement process. Pareteum also indicated that the offer represented an approximate exchange ratio of 0.78x and an implied stock price premium of approximately 35% based on recent prices for Pareteum’s common stock. In addition, the Initial LOI indicated that Pareteum was prepared to assume up to $6 million of iPass net debt at closing, subject to a detailed review of twelve months of working capital balances. The Initial LOI also included a requirement for exclusive negotiations for an unspecified period of time.
On October 12, 2018, Mr. Griffiths and Mr. Vickery from iPass, Mr. McCarthy from Pareteum and their respective financial advisors from Raymond James and Jefferies, met at the iPass headquarters to discuss the Initial LOI. iPass indicated that the proposed exchange ratio of 0.78x was not acceptable because it undervalued the business and did not share anticipated synergies with iPass in an equitable manner. The parties engaged in discussions regarding the most appropriate valuation methodologies and the expected pro forma impact of the transaction to Pareteum. Pareteum agreed to reconsider its proposal and deliver to iPass a revised letter of intent.

After the October 12, 2018 meeting with Pareteum, Mr. Griffiths provided an update regarding the ongoing discussions with Pareteum to the members of the iPass Strategy Committee.
On October 17, 2018, iPass executed an NDA with an interested party (“Prospect A”), which included a standstill provision that terminated at the earlier of two years from the date of execution and the date a definitive agreement was signed. Later that day, iPass conducted a conference call with Prospect A to provide a business and financial overview and to explore the strategic fit between the two companies. On the conference call, Prospect A informed iPass that it would first need to conduct a commercial trial to assess the potential sales synergies between the two companies, a process that would take at least several months to complete. iPass informed Prospect A that feedback regarding a potential acquisition of iPass would need to be received within a few weeks, and Prospect A confirmed that it would not be able to meet this timetable. iPass and Prospect A agreed to continue exploring commercial opportunities together, but mutually ended the acquisition discussions.
On October 21, 2018, Pareteum submitted a revised non-binding letter of intent describing the terms under which Pareteum was prepared to acquire iPass (the “Second LOI”). Based the Second LOI, Pareteum was prepared to acquire 100% of the common stock of iPass in an all-stock transaction based on an exchange ratio of 1.00x share of Pareteum common stock for each fully diluted iPass share based on the treasury stock method. Pareteum indicated the Second LOI implied a per share value to iPass of  $2.61 based on Pareteum’s 10-day volume weighted average price (“VWAP”) ending October 17, 2018, and an approximate premium of 56% to iPass’s 10-day VWAP for the period ending October 17, 2018. Pareteum also noted that the exchange ratio contained in the Second LOI represented an improvement of 28% compared to the 0.78x exchange ratio contained in the Initial LOI. In addition, the Second LOI indicated that Pareteum was prepared to assume up to $6.5 million of iPass net debt at closing, subject to a detailed review of twelve months of working capital balances. The Second LOI included a timetable that called for definitive documentation to be signed by late November or December, and a requirement for exclusive negotiations that would last until December 31, 2018, or later if the transaction period was extended by mutual agreement.
On October 22, 2018, iPass executed an NDA with an interested party (“Prospect B”), which included a standstill provision that terminated at the earlier of two years from the date of execution and the date a definitive agreement was signed. Later that day, iPass conducted a conference call with Prospect B to provide a business and financial overview and to explore the strategic fit between the two companies. The following day, Prospect B informed Raymond James that there was insufficient interest in the opportunity to move forward with further discussions. Prospect A saw potential in the technology of iPass, but the financial profile of the Company was too much of an obstacle.
Also on October 22, 2018, iPass executed an NDA with an interested party (“Prospect C”), which included a standstill provision that terminated at the earlier of six months from the date of execution and the date a definitive agreement was signed. The following day, on October 23, 2018, iPass conducted a meeting and conference call with Prospect C to provide a business and financial overview and to explore the strategic fit between the two companies. The following day, on October 24, 2018, Prospect C informed Raymond James that after discussing the opportunity internally, there was insufficient interest in moving forward with further discussions.
On October 23, 2018, a board meeting was held, including iPass management and Raymond James. Raymond James presented an update regarding negotiations with Pareteum and the market check process. The board directed iPass management to continue to negotiate with Pareteum, while continuing the market check process.
On October 25, 2018, at the direction of the iPass board, Raymond James communicated to Jefferies, Pareteum’s financial advisor, that the iPass board was supportive of a fixed exchange ratio of 1.40x, which implied, based on recent closing stock prices, a per share value of approximately $3.15. Raymond James also indicated that in return for the higher exchange ratio, the iPass board would be willing to enter into a 10-day period of exclusive negotiations.
On October 26, 2018, Jefferies spoke with Raymond James and indicated that Pareteum was willing to increase the exchange ratio to a maximum of 1.20x. Jefferies also indicated that Pareteum had set an internal cap of 10 million shares they were willing to issue in the transaction. Later that evening,

Mr. Griffiths informed Mr. Turner that iPass needed to move the exchange ratio to at least 1.30x in order to satisfy the iPass board. At the time, the iPass board and management believed that both parties would reach a compromise at a 1.25x exchange ratio.
On October 27, 2018, at the direction of the iPass board, Raymond James delivered a written counterproposal to Jefferies (the “Counterproposal”). Under the terms of the Counterproposal, Pareteum would acquire 100% of the stock of iPass an all-stock transaction based on an exchange ratio of 1.25x share of Pareteum common stock for each fully diluted Company Share based on the treasury stock method, implying a per share value of iPass of  $2.79 based on Pareteum’s closing stock price on October 26, 2018. In addition, Pareteum would assume the net debt of iPass at closing, with no limitation or working capital adjustment. The Counterproposal included a timetable that called for definitive documentation to be signed by the end of November, and a 14-day period of exclusive negotiations, subject to extension by mutual agreement.
Later on October 27, 2018, Raymond James representatives spoke with Jefferies representatives who indicated they were unwilling to advise Pareteum to accept a 1.25x exchange ratio. Jefferies encouraged Raymond James to revert to a 1.20x exchange ratio – the maximum level that Jefferies had communicated on October 26, 2018.
On October 29, 2018, Pareteum submitted a revised non-binding letter of intent describing the terms under which Pareteum was prepared to acquire iPass (the “Third LOI”). Based on the Third LOI, Pareteum was prepared to acquire 100% of the stock of iPass in an all-stock transaction based on an exchange ratio of 1.222x share of Pareteum common stock for each fully diluted iPass share based on the treasury stock method. Pareteum indicated the Third LOI implied a per share value to iPass of  $2.725 based on Pareteum’s closing stock price on October 26, 2018. In addition, Pareteum would assume the net debt of iPass at closing, with no limitation or working capital adjustment. The Third LOI included a timetable that called for definitive documentation to be signed by the end of November, and a period of exclusive negotiations that would last until November 15, 2018, subject to extension by mutual agreement. Raymond James discussed with Jefferies the potential to shift the exclusivity expiration to November 13, 2018, but this request was rejected.
Later on October 29, 2018, the iPass board had its regularly scheduled in-person quarterly meeting at the iPass corporate headquarters. Also in attendance were representatives of Cooley LLP (iPass counsel) and Raymond James. Raymond James provided an update regarding negotiations with Pareteum and the market check process. Raymond James discussed the current proposal from Pareteum (the Third LOI), including implied valuation metrics, key terms and potential responses. Based on this discussion, the board then adopted a resolution authorizing iPass management to execute the Third LOI.
On October 29, 2018, after conclusion of the board meeting, iPass executed the LOI and Raymond James returned it to Jefferies, thus starting an exclusivity period with Pareteum that would last through November 15, 2018. All contact with other potential acquirers ceased on this date.
On October 31, 2018, iPass management along with representatives of Cooley had a telephone conference with Pareteum management and their counsel, Sichenzia Ross Ference LLP, to begin discussions on the structure of the transaction and the terms of a definitive agreement.
On October 31, 2018, iPass management received access to the Pareteum virtual dataroom and, with the assistance of Raymond James, began conducting reverse due diligence. iPass management and Raymond James reviewed materials in Pareteum’s virtual data room, as well as publicly available information, including Pareteum’s SEC filings, press releases and investor relations materials, and available Wall Street research reports.
On October 31, November 1 and November 2 of 2018, Mr. Griffiths, Mr. McCarthy, and Mr. Vickery had telephonic conference calls to review status and next steps on the drafting of the definitive agreement.
On November 2, 218, Sichenzia Ross Ference LLP, delivered a first draft of the merger agreement, which included a potential downward adjustment to the exchange ratio, valued at $500,000 in Pareteum stock, which would be based on the net working capital of iPass at closing.

As noted above, on November 5, 2018, iPass received notice that Nasdaq had determined to suspend trading of the Company’s securities effective November 7, 2018 based upon the Company’s non-compliance with the minimum $35 million market value of listed securities requirement, which would lead in due course to a formal action by Nasdaq to delist the Company’s securities. The Company’s stock price closed down 35% that day as a result of the news. iPass filed a Form 8-K announcing the development on November 6, 2018.
Also on November 5, 2018, a meeting of iPass management, the Strategy Committee, Cooley, and Raymond James was held to review current negotiations, the status of the definitive agreement and next steps.
On November 6, 2018, a meeting to conduct reverse due diligence on Pareteum was held in the iPass corporate headquarters. Raymond James, iPass management and Mr. Goldman of the Strategy Committee participated in the discussion. Mr. McCarthy provided additional details regarding Pareteum’s business, strategy and financial results and expectations.
Also on November 6, 2018, legal counsel for iPass, Cooley LLP, delivered a mark-up to the draft merger agreement, which among other changes, eliminated the potential downward adjustment to the exchange ratio based on the net working capital of iPass at closing. iPass instead suggested relying on operating covenants to ensure that iPass managed its working capital in a normal manner between signing and closing.
On November 7, 8, and 9 of 2018, meetings were held between iPass management and Pareteum management to conduct additional mutual due diligence. Jefferies and Raymond James also participated in the sessions. At these meetings, the parties discussed the recent suspension in the trading of the iPass common stock, the subsequent decrease in the iPass trading price and the potential effect this development would have on the proposed transaction.
On November 8, 2018, a board meeting was held, including iPass management and representatives of Cooley and Raymond James. The status of the negotiations and the definitive agreement were discussed, including the likely negative impact the suspension in the trading of iPass common stock on Nasdaq would have on the transaction terms. iPass management and Raymond James also discussed the results of reverse due diligence on Pareteum, and Cooley provided an update on the definitive agreement and the expected timetable to completion.
On November 9, 2018, iPass management, Pareteum management and each parties’ respective legal counsels conducted a conference call to discuss the terms of the definitive agreement. Over the weekend of November 10 and 11, 2018, definitive agreement disclosure schedules were finalized, and negotiations of remaining terms continued.
On November 11, 2018, Sichenzia Ross Ference LLP delivered a revised draft of the merger agreement, which among other changes, reflected Pareteum’s proposal to adjust the exchange ratio to 1.17x, eliminated the potential downward adjustment to the exchange ratio based on the net working capital of iPass at closing and eliminated the proposed closing condition related to required customer continuity.
On the morning of November 12, 2018, definitive agreement terms were finalized. iPass held a board meeting to review the definitive agreement. Raymond James provided its financial analyses of iPass and the transaction consideration and delivered its oral opinion, subsequently confirmed in writing, to the board that, as November 12, 2018 and based upon and subject to the various matters, limitations, qualifications and assumptions set forth in its opinion, the Per Share Amount (as defined in the Merger Agreement) to be received by holders of iPass’s common stock (other than Excluded Shares, as below in “Opinion of iPass’s Financial Advisor”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Cooley reviewed the legal terms of the transaction and the legal obligations of the iPass board and the legal standards against which the actions of the iPass board would be evaluated and judged. The iPass board then voted unanimously to approve execution of the definitive agreement.
Following the conclusion of this meeting, iPass the executed the definitive agreement with Pareteum and issued a joint press release with Pareteum after the close of market on that date announcing the signing of the definitive agreement.

Reasons for the Board’s Recommendation
At a meeting held on November 12, 2018, the iPass board determined that the Offer and Merger was advisable, fair to, and in the best interests of, the iPass stockholders, approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, and recommend that the iPass stockholders tender their shares in the Offer.
In evaluating the Offer, the Merger, and the Merger Agreement, the iPass board consulted with the iPass executive management team, as well as iPass’s outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):
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the fact that the market price of the proposed all-stock consideration to be received by the holders of iPass’s common stock of 1.17 shares of Pareteum common stock for each issued and outstanding share of iPass common stock represented a premium over the market prices at which iPass’s common stock traded prior to the public announcement of the proposed transaction. based on the closing price of the two parties’ stock on the day before public announcement of the transaction the exchange ratio represented a 76% premium to iPass stock price;

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the fact that the consideration offered in the proposed transaction is composed entirely of shares of Pareteum common stock, thus permitting iPass’s stockholders to have an ability to participate in any future “upside” in the equity ownership of the combined company;

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the iPass board’s expectations regarding the anticipated timing of consummations of the Offer and the Merger. The potential for closing in a relatively short time frame could reduce the amount of time in which the iPass business would be subject to potential disruptions and uncertainty pending closing, potential future default conditions under the Fortress credit facility, adverse developments in ongoing suspension and delisting discussions with Nasdaq, and risks associated with raising additional capital, and could enable iPass’s stockholders to more quickly enjoy any accretive benefits of the Merger;

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the belief that significant concerns existed as to iPass’s continuing viability as a standalone business without a near-term capital infusion and, given recent discussions, a belief that iPass’s continuing access to the debt and capital markets would be limited;

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the belief of the iPass board that the Offer and the Merger are more favorable to iPass’s stockholders than the potential value that might result from the other alternatives reasonably available to iPass, including the alternative of remaining a stand-alone public company and other strategies that might be pursued as a stand-alone public company;

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the fact that the price proposed by Pareteum reflected extensive negotiations between the parties and their respective advisors, and was superior to any other alternatives that would present an equally quick closing;

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the iPass board’s belief, after consultation with iPass’s financial advisors, that the final price proposed by Pareteum was the highest it would pay;

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the oral opinion of Raymond James, subsequently confirmed in writing, delivered to the board that, as of November 12, 2018 and based upon and subject to the various matters, limitations, qualifications and assumptions set forth in its opinion, the Per Share Amount to be received by the holders of iPass’s common stock (other than Excluded Shares, as defined below in “Opinion of iPass’s Financial Advisor”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section of this document captioned “— Opinion of iPass’s Financial Advisor.”

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the belief of the iPass board, in consultation with executive management, that large strategic partner customers and prospective customers, especially those considering investing in long-term software licensing arrangements, have been and will continue to be reluctant to engage in an ongoing business relationship with a micro-capitalized company and that this reality presents a significant hindrance to iPass achieving future revenue goals and projections;

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the board’s assessment that Pareteum has adequate financial resources and reasonable access to additional capital based on publicly available information to immediately improve the perceived financial health of iPass, which would likely help retain current customers during the pendency of the offer;

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the terms and conditions of the Merger Agreement, in addition to those described above, including:

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the limited and otherwise customary conditions to the parties’ obligations to complete the Offer and the Merger;

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the requirement that consummation of the Offer is conditioned on the satisfaction of the minimum tender condition which, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of iPass common stock;

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iPass’s ability to specifically enforce Pareteum’s obligations under the Merger Agreement, including Pareteum’s obligations to consummate the Offer and the Merger;

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that Pareteum is required to extend the Offer beyond the initial expiration date if any condition to consummation of the Offer is not satisfied and has not been waived until 11:59 p.m. New York City Time on May 11, 2019, as described in the Offer to Exchange under the heading “Exchange Offer Procedures – Extension, Termination and Amendment of Offer”;

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iPass’s ability to seek damages in the event of fraud or knowing and intentional breach by Pareteum of its obligations under the Merger Agreement;

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iPass’s ability, under certain limited circumstances, to furnish information to, and conduct negotiations with, third parties regarding an acquisition proposal that is, or would reasonably be expected to lead to, a superior proposal;

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iPass’s ability, subject to certain conditions, to terminate the Merger Agreement in order to accept a superior proposal, subject to paying or causing to be paid to Parent the termination fee of  $780,000. The board determined, after discussing with it legal and financial advisors, that the proposed termination fee was reasonable in light of, among other things, the benefits of the Offer and the Merger to the iPass stockholders, the typical size of such fees in similar transactions and the belief that a fee of such size would not preclude or unreasonably restrict the emergence of alternative transaction proposals; and

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the ability of the iPass board, subject to certain conditions, to change its recommendation supporting the Offer and the Merger in response to an intervening event, regardless of the existence of a competing or superior acquisition proposal, to the extent the iPass board determines that such action is necessary to comply with its fiduciary duties to iPass’s stockholders under applicable law;

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the fact, dating back to 2014, that iPass conducted a thorough process of exploring its strategic alternatives prior to entering into the Merger Agreement with Pareteum;

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after lengthy meetings with management, the board’s consideration of iPass’s business, strategy, assets, financial condition, capital requirements, results of operations, competitive position, historical and projected financial performance, related risks, and upside potential, specifically as those factors impact the trading price of the iPass’s common stock (which cannot be quantified numerically);

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the risks and uncertainties associated with maintaining iPass’s existence as a stand-alone company compared to the opportunities presented by the Offer and the Merger and related synergies of providing a full end-to-end connectivity solution, above and beyond the current go-to-market Wi-Fi opportunity of iPass; and

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the negotiation process with Pareteum, which was conducted at arm’s length, and the fact that iPass’s executive management and its legal and financial advisors were directly involved throughout the negotiations and updated the iPass board directly and frequently.

The iPass board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger, and the Merger Agreement, including the following (not in any relative order of importance):
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the fact the transaction is all stock and without a cash component precludes iPass’s stockholders from enjoying certainty of value for their shares of iPass’s common stock;

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capital markets broadly, and small-cap stock specifically, can have significant volatility which may result in fluctuations in the value and portion of the consideration to iPass’s stockholders to be paid in Pareteum stock;

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the risks and costs to iPass if the Offer and the Merger do not close, including the diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

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the fact that an insufficient number of holders of shares of iPass’s common stock may tender into the Offer to satisfy the Minimum Condition;

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the Merger Agreement’s restrictions on the conduct of iPass’s business prior to the completion of the Merger, generally requiring iPass to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent iPass from undertaking business opportunities that may arise pending completion of the Merger;

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the risk that Pareteum cannot reach mutually agreeable terms with iPass’s debt holder to assume the existing debt or cannot raise sufficient capital to pay off the debt at the closing; and

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the fact that iPass has incurred and will continue to incur significant transaction costs and expenses in connection with the proposed transaction, regardless of whether the Merger is consummated;

After considering the foregoing potentially positive and potentially negative factors, the iPass board concluded that the potential benefits of the Offer, the Merger, and the Merger Agreement outweighed the risks and other potentially negative factors.
The foregoing discussion of the information and factors considered by the iPass board is not intended to be exhaustive, but includes the material factors considered by the iPass board. In view of the variety of factors considered in connection with its evaluation, the iPass board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The iPass board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate decision. The iPass board based its recommendation on the totality of the information presented.
For the reasons described above, and in light of other factors that they believed were appropriate, the board of directors of iPass approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that iPass’s stockholders tender their shares of iPass common stock pursuant to the Offer.
Intent to Tender
To the knowledge of iPass after making reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, all of iPass’s executive officers, directors and affiliates currently intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by such person or entity pursuant to the Offer.

Opinion of iPass’s Financial Advisor
iPass retained Raymond James as its financial advisor on September 27, 2018 pursuant to an engagement letter. Pursuant to that engagement letter, the iPass board requested that Raymond James evaluate whether the Per Share Amount to be received by the holders of iPass’s common stock (other than the Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
At the November 12, 2018 meeting of the iPass board, representatives of Raymond James rendered Raymond James’ oral opinion, which was subsequently confirmed by delivery of a written opinion to the iPass board dated November 12, 2018, that, as of such date, the Per Share Amount to be received by the holders of iPass’s outstanding common stock (other than the Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, based upon and subject to the various matters, limitations, qualifications and assumptions considered in connection with the preparation of its opinion.
The full text of the written opinion of Raymond James is attached as Annex B to this document. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of iPass common stock are urged to read this opinion in its entirety. In addition, such holders should read the opinion and this section together with the information under “Certain Unaudited Prospective Financial Information of iPass” below which describes the financial projections prepared by the management of iPass relating to iPass for the periods ending December 31, 2018 through December 31, 2021, as approved for Raymond James’s use by iPass (the “Projections”).
Raymond James provided its opinion for the information of the iPass board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Offer and the Merger and its opinion only addresses whether the Per Share Amount to be received by the holders of iPass’s common stock (other than the Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Offer and the Merger contemplated thereby. The opinion of Raymond James does not constitute a recommendation to the iPass board or to any holder of iPass common stock as to how the iPass board, such stockholder or any other person should vote or otherwise act with respect to the Merger Agreement, the Offer and the Merger or any other matter. Raymond James expressed no opinion as to the likely trading range of Pareteum common stock following the consummation of the Offer and the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Pareteum at that time.
In connection with its review of the Offer and the Merger and the preparation of its opinion, Raymond James, among other things:
•
reviewed the financial terms and conditions as stated in the draft of the Merger Agreement dated November 11, 2018 (the “Draft Agreement”);

•
reviewed certain information related to the historical, current and future operations, financial condition and prospects of iPass made available by iPass including, but not limited to, the Projections;

•
reviewed iPass’s recent public filings and certain other publicly available information regarding iPass;

•
reviewed financial, operating and other information regarding iPass and the industries in which it operates;

•
reviewed the financial and operating performance of iPass and those of other selected public companies that Raymond James deemed to be relevant;

•
considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•
reviewed the current and historical market prices and trading volume for iPass’s common stock, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•
conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate; and

•
discussed with members of the senior management of each of iPass and Pareteum certain information relating to the aforementioned and any other matters which Raymond James has deemed relevant to its inquiry.

With the iPass board’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of iPass, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of iPass or Pareteum. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with the iPass board’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of iPass, and Raymond James relied upon iPass to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James assumed that the definitive Merger Agreement would be substantially similar to the Draft Agreement reviewed by Raymond James, and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger, if any, would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer and the Merger, iPass or Pareteum that would be material to its analysis or opinion. In addition, Raymond James assumed that the Offer and the Merger would be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended.
Raymond James expressed no opinion as to the underlying business decision to effect the Offer and the Merger, the structure or tax consequences of the Offer and the Merger, or the availability or advisability of any alternatives to the Offer and the Merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Per Share Amount to be received by the holders of iPass’s common stock (other than the Excluded Shares). Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the iPass board to approve or consummate the Offer and the Merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of the iPass board, on the fact that iPass was assisted by legal, accounting and tax advisors, and, with the consent of the iPass board, relied upon and assumed the accuracy and completeness of the assessments by iPass and its advisors, as to all legal, accounting and tax matters with respect to iPass and the Offer and the Merger.
In formulating its opinion, Raymond James considered only the Per Share Amount to be received by the holders of iPass’s common stock (other than the Excluded Shares), and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of iPass, or such class of persons, in connection with the Offer and the Merger whether relative to compensation received by the holders of iPass’s common stock (other than the Excluded Shares) or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the fairness of the Offer and the Merger to the holders of any class of securities, creditors or other constituencies of iPass, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (ii) the fairness of the Offer and the Merger to any one class or group of iPass’s or any other party’s security holders or other constituents vis-à-vis any other class or group of iPass’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Offer and the Merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Offer and the Merger on the solvency or viability of iPass or Pareteum or the ability of iPass or Pareteum to pay their respective obligations when they come due.
Material Financial Analyses
The following summarizes the material financial analyses reviewed by Raymond James with the iPass board at its meeting on November 12, 2018, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to iPass, Pareteum or the contemplated Offer and Merger.
Selected Companies Analysis.   Raymond James analyzed the relative valuation multiples of the following twelve communications technology companies publicly traded on North American securities exchanges with market capitalizations of less than $100 million and gross margins of less than 70% in the most recently reported twelve months as of November 9, 2018 (“LTM”) that it deemed relevant:
•
Aviat Networks, Inc.

•
ClearOne, Inc.

•
Communications Systems, Inc.

•
Lantronnix, Inc.

•
PCTEL, Inc.

•
Qumu Corporation

•
Redline Communications Group, Inc.

•
SeaChange International, Inc.

•
Synacor, Inc.

•
Westell Technologies, Inc.

•
Wireless Telecom Group, Inc.

•
xG Technology, Inc.

Although none of the selected companies are directly comparable to iPass, the selected companies were chosen because they share, in Raymond James’ professional judgment and experience, similar industry and business characteristics with iPass (including, but not limited to, the types of products or services they offer, their business models or their target market) or have similar operating characteristics as iPass. Raymond James determined, using its professional judgment, that the selected companies were appropriate for purposes of this analysis.
For each selected company, Raymond James calculated financial multiples based on the enterprise value (defined as equity market value plus debt, plus preferred stock, plus minority interests, less cash and equivalents) compared to revenue for the LTM and Wall Street research analysts’ projected revenue for the selected companies for the calendar years ending December 31, 2018 (“CY 2018E”) and December 31, 2019 (“CY 2019E”), to the extent such projections were available for the selected companies. The estimates published by Wall Street research analysts were not prepared in connection with the Offer and the Merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the first quartile, mean, median and third quartile relative valuation multiples of the selected companies and compared them to corresponding valuation multiples for iPass implied by the Per Share Amount. The results of the selected public companies analysis are summarized below:
Enterprise Value/Revenue
	LTM	CY 2018E	CY 2019E
Third Quartile	0.61x	0.66x	0.66x
Mean	0.50x	0.61x	0.63x
Median	0.40x	0.52x	0.48x
First Quartile	0.24x	0.41x	0.45x
iPass Implied by the Per Share Amount	0.66x	0.68x	0.51x
Raymond James applied the first quartile, mean, median and third quartile relative valuation multiples for each of the metrics to iPass’s revenue for the LTM and projected revenue for CY 2018E and CY 2019E based upon the Projections so as to determine the implied equity price per share of iPass’s common stock, and then compared those implied equity values per share to the Per Share Amount which, for purposes of Raymond James’s analysis and its opinion, and with the iPass board’s consent, Raymond James assumed would have an implied value of  $2.60 per share of iPass’s common stock. The results of this analysis are summarized below:
	Enterprise Value/Revenue
	LTM	CY 2018E	CY 2019E
Third Quartile	$2.33	$2.52	$3.65
Mean	$1.72	$2.23	$3.43
Median	$1.19	$1.78	$2.42
First Quartile	$0.38	$1.22	$2.19
Per Share Amount	$2.60	$2.60	$2.60
Selected Transaction Analysis.   Raymond James analyzed publicly available information relating to the following selected acquisitions of communications technology companies with transaction enterprise values less than $100 million and which companies (i) were publicly traded on North American securities exchanges prior to such acquisition, (ii) had either revenue growth of less than 5% either within last twelve months prior to or the next twelve months following the announcement of the relevant transaction (respectively, “Selected Transaction LTM” and “Selected Transaction NTM”) and (iii) had EBITDA margins less than 5% for the Selected Transaction LTM, and prepared a summary of the relative valuation multiples paid in these transactions:
•
Acquisition of Radisys Corporation by Reliance Industries Limited (June 29, 2018)

•
Acquisition of MRV Communications Inc. by ADVA Optical Networking SE (July 2, 2017)

•
Acquisition of Meru Networks, Inc. by Fortinet, Inc. (May 27, 2015)

•
Acquisition of substantially all of the operating assets of Sycamore Networks, Inc. by Marlin Equity III, L.P. (October 23, 2012)

•
Acquisition of Network Equipment Technologies, Inc. by Sonus Networks Inc. (July 18, 2012)

•
Acquisition of BigBand Networks, Inc. by ARRIS Group, Inc. (November 11, 2011)

•
Acquisition of Ulticom, Inc. by Platinum Equity Advisors, LLC (October 12, 2010)

•
Acquisition of EF Johnson Technologies, Inc. by Francisco Partners II, L.P. (May 17, 2010)

Although none of the selected transactions are directly comparable to the Offer and the Merger, the selected transactions were chosen because the target companies in such transactions share, in Raymond James’ professional judgment and experience, similar industry and business characteristics with iPass

(including, but not limited to, the types of products or services they offer, their business models or their target market) or have similar operating characteristics to iPass. Raymond James determined, using its professional judgment, that the selected transactions were appropriate for purposes of this analysis.
In its selected transaction analysis, Raymond James examined the valuation multiples of transaction enterprise value compared to the target companies’ revenue for both the Selected Transaction LTM and the Selected Transaction NTM, where such information was publicly available. Raymond James reviewed the first quartile, mean, median and third quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for iPass implied by the Per Share Amount. Furthermore, Raymond James applied the first quartile, mean, median and third quartile relative valuation multiples to iPass’s revenue for the LTM, and iPass’s revenue for the next twelve months following the announcement of the Offer and the Merger based on the Projections, in order to determine the implied equity price per share, and it then compared those implied equity values per share to the Per Share Amount which, for purposes of Raymond James’s analysis and its opinion, and with the iPass board’s consent, Raymond James assumed would have an implied value of  $2.60 per share of iPass’s common stock. The results of the selected transactions analysis are summarized below:
	Enterprise Value/Revenue		Implied Equity Price Per Share
	LTM	NTM	LTM	NTM
Third Quartile	0.95x	0.96x	$4.14	$5.28
Mean	0.64x	0.62x	$2.49	$3.14
Median	0.49x	0.46x	$1.68	$2.10
First Quartile	0.38x	0.39x	$1.10	$1.62
iPass Implied by the Per Share Amount/Per Share Amount	0.66x	0.68x	$2.60	$2.60
Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of iPass’s projected free cash flows for the quarter ending December 31, 2018 and the years ending December 31, 2019 through 2021 on a standalone basis, based on the Projections. Raymond James used unleveraged free cash flows, defined as adjusted EBITDA (excluding stock-based compensation expense) less income taxes, less increases in net working capital, less capital expenditures.
Raymond James performed a discounted cash flow analysis based on the Projections which calculated terminal value using a perpetual growth methodology. Consistent with the periods reflected in the Projections, Raymond James used calendar year 2021 as the final year for such analysis and applied perpetual growth rates, selected in Raymond James’ professional judgment and experience, ranging from 1.0% to 3.0%, to the unlevered free cash flows in order to derive a range of present enterprise values for iPass at the end of 2021. Additionally, Raymond James performed an analysis based on the balance of Net Operating Losses (“NOLs”) as of the periods contemplated by the Projections to evaluate the additional potential equity value of iPass’s standalone tax attributes, on a present value basis.
The projected unlevered free cash flows, NOL tax savings and terminal values were discounted using rates ranging from 16.0% to 20.0%, which, based on Raymond James’ professional judgment and experience, reflected the weighted average after-tax cost of debt and equity capital associated with executing iPass’s business plan. The resulting range of present enterprise values was adjusted by iPass’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at a range of present values per share of iPass’s common stock. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share of iPass’s common stock implied by the Per Share Amount which, for purposes of Raymond James’s analysis and its opinion, and with the iPass board’s consent, Raymond James assumed would have an implied value of  $2.60 per share of iPass’s common stock. The results of the discounted cash flow analysis are summarized below:
Equity Value/Per Share
Minimum	$2.36
Maximum	$3.76
Per Share Amount	$2.60

Additional Considerations.   The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of iPass.
In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of iPass. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the iPass board (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of whether the Per Share Amount to be received by the holders of iPass’s common stock (other than the Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the iPass board in making its determination to approve the Offer and the Merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the iPass board’s or iPass management’s views with respect to iPass, Pareteum or the Offer and the Merger. Raymond James provided advice to iPass with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the iPass board or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. iPass placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.
The Raymond James opinion was based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of November 12, 2018 and any material change in such circumstances and conditions would require a reevaluation, update, revision or reaffirmation of its opinion, which Raymond James is not any under obligation to undertake and which Raymond James has not assumed. Raymond James has relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of iPass or Pareteum since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.
During the two years preceding the date of Raymond James’ written opinion, Raymond James has not been engaged by, performed services for or received any compensation from iPass (other than any amounts that were paid to Raymond James under the engagement letter described in this document pursuant to which Raymond James was retained as a financial advisor to iPass to provide advisory services in connection with the Offer and the Merger). In addition, during the two years preceding the date of Raymond James’ written opinion, Raymond James has not been engaged by, performed services for or received any compensation from Pareteum.
For services rendered in connection with Raymond James’ engagement, iPass paid Raymond James a fee of  $250,000 upon delivery of its opinion which was not contingent on the successful completion of the Offer and the Merger. iPass will pay Raymond James a fee of approximately $1.15 million for advisory services in connection with the Offer and the Merger which is contingent upon the consummation of the Offer and the Merger. iPass also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.
Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of iPass and/or Pareteum for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to iPass and/or Pareteum or other participants in the Offer and the Merger in the future, for which Raymond James may receive compensation.
Certain Unaudited Prospective Financial Information of iPass
iPass does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations other than for providing, from time to time, estimated expected financial results and operational metrics for the current year in its regular earnings press releases and other investor materials.
In November of 2018, iPass’s management presented updated financial projections to the board of directors of iPass based upon iPass’s year-to-date performance through September 30, 2018 that included a forecast that represented management’s judgment as to the results that could be achieved, taking into account iPass’s management’s judgment as to the likelihood of winning new business for which iPass was competing and expectations of account churn, among other risks. In connection with the evaluation of iPass’s strategic alternatives, iPass’s management provided the forecasted projections to parties interested in a potential strategic transaction with iPass that entered into confidentiality agreements with iPass, including to Pareteum. The financial projection was also intended for use internally to evaluate management’s performance. The projections were provided by management with a view to showing potential bidders the potential performance of iPass, subject to certain assumptions reflected therein. Based upon the judgment of the board of directors of iPass and management that the financial projections reflected the results that were more likely to be achieved, the board of directors of iPass instructed Raymond James to use and rely on the projections in connection with its financial analyses in connection with its opinion summarized in the section entitled “Opinion of iPass’s Financial Advisor”.
These financial projections and forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, International Financial Reporting Standards, or U.S. GAAP, and do not, and were not intended to, act as public guidance regarding iPass’s future financial performance. The inclusion of this information in this document should not be regarded as an indication that iPass or any recipient of this information considered, now considers or will consider this information to be necessarily predictive of future results. iPass does not intend to update or otherwise revise the financial projections to correct any errors existing in such projections when made, to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial projections are shown to be in error.
Although presented with numerical specificity, the financial projections and forecasts included in this document are based on numerous estimates, assumptions and judgments (in addition to those described below) that may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies related to various factors, including the competitiveness of iPass’s current or future products, iPass’s ability to transition customers to the Unlimited model from legacy pricing plans in order to mitigate customer churn, timely completion of iPass’s product development schedules and the other factors listed in the section entitled “Forward-Looking Statements”. These or other factors may cause the financial projections or the underlying assumptions and estimates to be inaccurate. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. The financial projections also do not take into account any circumstances or events occurring after the date they were prepared. The inclusion of the financial projections and forecasts in this document shall not be deemed an admission or representation by us that such information is material. The inclusion of the projections should not be regarded as an indication that iPass considered or now considers them to be a reliable prediction of future results and you should not rely on them as such. Accordingly, there can be no assurance that the financial projections will be realized, and actual results may vary materially from those reflected in the projections. You should read the section entitled “Forward-Looking Statements” for additional information regarding the risks inherent in forward-looking information such as the financial projections.

Certain of the financial projections set forth herein may be considered non-GAAP financial measures. A non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. iPass believes that the additional non-GAAP measure Adjusted EBITDA is useful to investors for the purpose of financial analysis. iPass defines Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation, stock-based compensation, and non-recurring legal and financing costs. iPass believes Adjusted EBITDA provides a meaningful comparison between its core operating results, on a consistent basis, over different periods of time. Accordingly, management uses this financial measure for evaluating and making operating decisions and for purposes of comparison with its strategic plan, operating budgets and allocation of resources.
Furthermore, iPass believes the use of Adjusted EBITDA is useful to investors:
•
To provide an additional analytical tool for understanding iPass’s projected financial performance by excluding the impact of items which may obscure trends in the core operating performance of the business;

•
To provide consistency and enhance investors’ ability to compare iPass’s performance across financial reporting periods; and

•
To facilitate comparisons to the operating results of other companies in iPass’s industry, which may use similar financial measures to supplement their GAAP results.

Adjusted EBITDA should not be considered in isolation, or construed as an alternative to net income, or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or as a measure of the company’s liquidity. In addition, other companies may calculate Adjusted EBITDA differently than iPass does, which would limit its usefulness in comparing iPass’s financial results with those of such other companies. The dollar amounts below are in millions of U.S. dollars, rounded to the nearest one million dollars.
Management Financial Projections
($MM, except percentages)
	Q4 2018	CY 2018	CY 2019	CY 2020	CY 2021
Total Revenue	$12.1	$43.4	$58.1	$61.8	$63.9
Total CoGS	$7.2	$30.1	$29.1	$27.8	$26.1
Gross Profit	$4.9	$13.2	$29.0	$34.0	$37.9
% Gross Margin	40.7%	30.5%	49.9%	55.0%	59.2%
OPEX
R&D	$1.8	$7.5	$7.2	$7.7	$8.5
S&M	2.7	10.3	9.4	9.4	10.3
G&A	2.4	10.4	9.8	10.0	10.5
Total OPEX (GAAP Basis)	$6.9	$28.2	$26.4	$27.0	$29.3
Operating Loss	$(2.0)	$(15.0)	$2.6	$6.9	$8.6
Interest Expense	0.6	1.4	2.4	2.4	2.4
Tax Provision	0.1	0.3	0.4	0.4	0.4
Net Income (Loss)	($2.7)	($16.7)	($0.2)	$4.1	$5.8
Adjustments
Stock Based Comp/Depreciation	$0.5	$1.9	$1.4	$2.0	$2.4
Non-recurring Legal and financing	—	0.2	—	—	—
Corporate Taxes	0.1	0.3	0.4	0.4	0.4
Interest Expense	(0.6)	(1.4)	(2.4)	(2.4)	(2.4)
ADJ EBITDA	($1.5)	($12.9)	$4.0	$8.9	$11.0
% Adj. EBITDA Margin	(12.5%)	(29.7%)	6.9%	14.5%	17.1%

	Q4 2018	CY 2018	CY 2019	CY 2020	CY 2021
Less: Cash Taxes	—	—	(0.6)	(1.7)	(2.1)
Less: Increase in Net Working Capital	(0.4)	0.3	1.6	(0.4)	(0.2)
Less: Capital Expenditures	(0.2)	(0.4)	(0.8)	(1.5)	(3.0)
Unlevered Free Cash Flow (FCF)	$(2.1)	$(12.8)	$4.2	$5.3	$5.7

(1)
The projected financial data provided in this table has not been updated to reflect iPass’s current views of its future financial performance, and should not be treated as guidance with respect to projected financial results for the fourth quarter of 2018 or any other period.

(2)
Adjusted EBITDA represents earnings before interest and taxes, presented on a non-U.S. GAAP basis excluding depreciation, stock based compensation, and certain non-recurring Legal and Financing as expenses.

Item 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
iPass has retained Raymond James to act as financial advisor to iPass in connection with the Offer and related matters.
Raymond James provides investment banking and other services to a wide range of corporations and individuals, domestically and offshore, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Raymond James may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of iPass, Parent or certain of their respective affiliates. During the two year period prior to November 12, 2018, the date of Raymond James’s written opinion, no material relationship existed between Raymond James or any of its affiliates and iPass or Parent pursuant to which compensation was received by Raymond James or its affiliates. Raymond James and/or its affiliates may in the future provide investment banking and other financial services to iPass or Parent or any of their respective affiliates for which it would expect to receive compensation.
Under the terms of its engagement letter, Raymond James provided iPass with financial advisory services in connection with the proposed Offer and the Merger for which it will be paid approximately $1.15 million, $250,000 of which was payable upon delivery of its opinion dated November 12, 2018, and the remaining portion of which will be paid upon, and subject to, the closing of the Offer. iPass has also agreed to indemnify Raymond James and its affiliates, their respective officers, directors, managers, members, partners, securityholders, employees and agents and any person controlling Raymond James or any of its affiliates against certain liabilities, including liabilities arising out of, relating to or in connection with the engagement letter, the services provided in connection with the engagement letter, or the exercise of Raymond James’s rights under the engagement letter, including the Merger, and expenses related to or arising out of Raymond James engagement.
Except as otherwise described above, neither iPass nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to iPass’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of iPass, for which services no additional compensation will be paid.
Item 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
No transactions with respect to Shares have been effected by iPass or, to the knowledge of iPass after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.
Item 7.   PURPOSES OF THE TRANSACTIONS AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, iPass is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•
a tender offer or other acquisition of iPass’s securities by iPass, any subsidiary of iPass or any other person;

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving iPass or any subsidiary of iPass;

•
any purchase, sale or transfer of a material amount of assets by iPass or any subsidiary of iPass; or

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of iPass.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
Item 8.   ADDITIONAL INFORMATION
Stockholder Approval Not Required
Neither the Parent nor the Purchaser is, or at any time for the past three years has been, an “interested stockholder” of iPass as defined in Section 203 of the DGCL. If the Offer is consummated, iPass does not anticipate seeking the adoption of the Merger Agreement by, or any other approval of iPass’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without any action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of iPass’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL.
Section 203 of the Delaware Business Combination Statute
As a Delaware corporation, iPass is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has taken all action required to be taken in order to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of Section 203 of the DGCL.
A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. iPass, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, iPass does not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and iPass has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, iPass believes that there are reasonable bases for contesting the application of such laws.
Appraisal Rights
iPass stockholders will not have appraisal rights under the DGCL.

Antitrust Compliance
Under the HSR Act and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements do not apply to Parent by virtue of the Purchaser’s acquisition of Shares in the Offer (and the Merger) due to the siz of the Merger.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the Purchaser’s purchase of Shares in the Offer and the Merger, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking (1) to enjoin the purchase of Shares in the Offer and the Merger, (2) the divestiture of Shares purchased in the Offer and Merger or (3) the divestiture of substantial assets of Parent, iPass or any of their respective subsidiaries or affiliates. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. See the Offer to Exchange under the heading “Merger Agreement — Conditions to the Offer.”
Parent and iPass also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and iPass are engaged, iPass, the Purchaser and Parent believe that no mandatory antitrust premerger notification filing are required outside the United States.
Based upon an examination of publicly available and other information relating to the businesses in which iPass is engaged, iPass, the Purchaser and Parent believe that the acquisition of Shares in the Offer and the Merger should not violate applicable antitrust laws. Nevertheless, iPass, the Purchaser and Parent cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See the Offer to Exchange under the heading “Merger Agreement — Conditions to the Offer.”
Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of iPass’s named executive officers and that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation. The amounts set forth in the tables below are based on payments and benefits that may become payable under the terms of change of control or employment agreements or to which each iPass named executive officer is a party, pursuant to the terms of equity awards or pursuant to the terms of the merger agreement. The terms and conditions of the change of control and severance agreements, as well as the treatment of equity awards under the merger agreement, are described in Item 3 under the heading “Agreements or Arrangements with Executive Officers and Directors of iPass — Change of Control and Severance Arrangements,” which is incorporated by reference herein. The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the closing of the Merger occurred on November 30, 2018, and that each named executive officer will be terminated immediately following the closing of the Merger. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.
Named Executive Officers(4)	Cash(1)	Equity(2)	Perquisites/Benefits(3)	Total
Gary Griffiths	$585,000	$116,298	$61,991	$763,289
Patricia Hume	$585,000	$116,298	$40,454	$741,752
Darin Vickery	$360,000	$116,298	$62,925	$539,223

(1)
Represents cash severance equal to (i) one times annual base salary and (ii) one times the target amount of his or her annual bonus (in the case of Ms. Hume and Mr. Vickery provided that the executive officer received an overall performance rating equivalent to or greater than “meets expectations” in the most recent performance evaluation cycle preceding termination of the executive officer’s employment). These amounts are “double trigger” payments, which, as described above, means that they are payable upon a qualifying termination, which must occur within 18 months following the Merger in the case of Mr. Griffiths.
(2)
Reflects the value of accelerated vesting in full of all iPass PRSUs. The value of the accelerated vesting of the iPass PRSAs is calculated by multiplying the number of PRSAs by 1.17, the number of shares of Pareteum common stock to be received for each share of iPass common stock, and that number by $1.99, the average closing price of a share of Pareteum common stock over the five days following the announcement on November 12, 2018, of the execution of the Merger Agreement.

(3)
Represents reimbursement of, or payment for, the cost of 24 months (18 months in the case of Mr. Griffiths) of continued health insurance. These amounts are “double trigger” payments, which, as described above, means that they are payable upon a qualifying termination, which must occur within 18 months following the Merger in the case of Mr. Griffiths. For Mr. Griffiths this also includes $15,000 for accounting and tax services.

Litigation
Since the announcement of the Merger with Parent on November 12, 2018, no lawsuits challenging the Merger have been filed by purported iPass stockholders; however, there is no guarantee that lawsuits will not be filed following the distribution of the offering documents.
Cautionary Note Regarding Forward-Looking Statements
Certain statements made in the foregoing paragraphs, including, for example, the expected date of closing of the Merger and the potential benefits of the Merger, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1965, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.
The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that could be instituted against iPass or its directors or Parent related to the Merger Agreement; the possibility that various conditions to the consummation of the Offer and the Merger may not be satisfied or waived, including the failure of iPass to receive all necessary consents; uncertainty as to how many Shares will be tendered into the Offer; the risk that the Offer and the Merger will not close within the anticipated time periods; risks related to the ultimate outcome and results of integrating the operations of Parent and iPass, the ultimate outcome of Parent’s operating strategy applied to iPass and the ultimate ability to realize synergies; the effects of the business combination of Parent and iPass, including the combined company’s future financial condition, operating results, strategy and plans; risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger; risks related to Parent’s ability to successfully implement its acquisitions strategy or integrate other acquired companies; uncertainty as to the future profitability of businesses acquired by Parent, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions by Parent; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in iPass’s other reports and other public filings with the SEC, including, but not limited to, those detailed in iPass’s Annual Report on Form 10-K for the year ended December 31, 2017, and its most recent quarterly report filed with the SEC, and Parent’s Annual Report on Form 10-K for the year ended December 31, 2017, and its most recent quarterly report filed with the SEC. The forward-looking statements contained herein are made only as of the date hereof, and iPass undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.   EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Prospectus/Offer to Exchange, dated December 3, 2018 (incorporated by reference to the Form S-4, filed by Pareteum Corporation with the SEC on December 3, 2018).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Form S-4, filed by Pareteum Corporation with the SEC on December 3, 2018).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4, filed by Pareteum Corporation with the SEC on December 3, 2018).
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4, filed by Pareteum Corporation with the SEC on December 3, 2018).
(a)(2)(A)	Opinion of Raymond James & Associates, Inc. dated November 12, 2018 (included as Annex A to this Schedule 14D-9).
(a)(5)(A)	Joint Press Release issued by iPass Inc. and Pareteum Corporation, dated November 12, 2018, announcing execution of definitive agreement (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by iPass Inc. on November 12, 2018).
(a)(5)(B)	E-Mail from Gary Griffiths to iPass Employees, dated November 12, 2018 (incorporated by reference to the Rule 425 filing filed by iPass Inc. on November 12, 2018).
(a)(5)(C)	Slide presentation titled “iPass -Sierra Welcome Meeting” (incorporated by reference to the Rule 425 filing filed by Pareteum Corporation on November 13, 2018).
(e)(1)	Agreement and Plan of Merger, dated as of November 12, 2018, by and among, Pareteum Corporation, TBR, Inc. and iPass Inc. (incorporated by reference to Exhibit 2.1 to iPass’s Current Report on Form 8-K filed with the SEC on November 13, 2018).
(e)(2)	Non-Disclosure Agreement, dated December 18, 2017, by and between iPass and Pareteum Corporation (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO, filed by Pareteum Corporation with the SEC on December 3, 2018).
(e)(3)	Agreement Establishing a Strategic Alliance, effective as of April 25, 2018, by and between iPass and Pareteum Corporation (incorporated by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO, filed by Pareteum Corporation with the SEC on December 3, 2018).
(e)(4)*	Channel Partner Reseller Agreement, effective as of April 25, 2018, by and between iPass and Pareteum Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by iPass Inc. with the SEC on December 3, 2018).
(e)(5)	Software License Agreement, effective as of May 8, 2018, by and between iPass and Pareteum Corporation (incorporated by reference to Exhibit 10.1 to the Form 10-Q, filed by Pareteum Corporation with the SEC on May 11, 2018).
(e)(6)	Form of Indemnity Agreement between iPass and its directors and officers (incorporated by reference to Exhibit 10.2 to iPass’s Form 10-Q filed with the SEC on November 7, 2014).
(e)(7)	iPass Inc. 2003 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to iPass’s Form 10-Q filed with the SEC on August 5, 2016).
(e)(8)	iPass Inc. 2003 Non-Employee Directors Plan (incorporated by reference to Exhibit 10.1 to iPass’s Form 10-Q filed with the SEC on August 8, 2018).
(e)(9)	2003 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.1 to iPass’s Form 10-Q filed with the SEC on November 13, 2018).
(e)(10)	Offer Letter by and between iPass and Gary Griffiths, dated February 16, 2015 (incorporated by reference to Exhibit 10.28 to iPass’s Form 10-K filed with the SEC on March 13, 2015).
(e)(11)	Amended and Restated Executive Corporate Transaction and Severance Benefit Plan (incorporated by reference to Exhibit 10.1 to iPass’s Form 8-K filed July 6, 2011).

Exhibit No.	Description
(e)(12)	Form of Performance Shares Grant Notice and Agreement, under iPass’s 2003 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to iPass’s Form 10-Q filed with the SEC on May 10, 2017).
(e)(13)	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement, under iPass’s 2003 Non-Employee Directors Plan (incorporated by reference to Exhibit 10.2.1 to iPass’s Form 10-K filed with the SEC on March 29, 2007).
Annex A	Opinion of Raymond James & Associates, Inc., dated November 12, 2018.

*
Confidential treatment has been requested for a portion of this exhibit.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 3, 2018	iPASS INC.
By: /s/ Gary Griffiths Gary Griffiths President and Chief Executive Officer

Annex A
OPINION OF RAYMOND JAMES & ASSOCIATES, INC.
November 12, 2018
Board of Directors
iPass Inc.
3800 Bridge Parkway, Suite 200
Redwood Shores, California 94065
Members of the Board of Directors:
We understand that Pareteum Corporation (“Parent”), iPass Inc. (the “Company”) and TBR, Inc., a wholly owned subsidiary of Parent (“Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 11, 2018 (the “Agreement”), which provides, among other things, for (a) the commencement by Sub of a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of the common stock, $0.001 par value, of the Company (the “Company Common Stock”) for 1.170 shares of duly authorized, validly issued, fully paid and nonassessable shares of the common stock, $0.00001 par value per share, of Parent (the “Parent Common Stock”) (the “Per Share Amount”) and (b) the subsequent merger (the “Merger”) of Sub with and into the Company. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent, and each issued and outstanding share of the Company Common Stock at the effective time of the Merger, other than (i) shares of the Company Common Stock that are owned by the Company as treasury shares and (ii) any shares of the Company Common Stock owned by Parent, Sub or any other direct or indirect subsidiary of Parent (subclauses (i) and (ii), collectively, the “Excluded Shares”) shall be automatically cancelled and shall cease to exist and be converted into the right to receive the Per Share Amount at the effective time of the Merger. The terms and conditions of the Offer and the Merger are more fully set forth in the Agreement.
The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”, “we” or “us”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Per Share Amount to be received by the holders of the Company Common Stock (other than the Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders. For purposes of our analyses and this Opinion, and with your consent, we have assumed that the Per Share Amount will have an implied value of  $2.60 per share of Company Common Stock.
In connection with our review of the Offer and the Merger and the preparation of this Opinion, we have, among other things:
1.
reviewed the financial terms and conditions as stated in the Agreement;

2.
reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the periods ending December 31, 2018 through December 31, 2021, as approved for our use by the Company (the “Projections”);

3.
reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

4.
reviewed financial, operating and other information regarding the Company and the industries in which they operate;

5.
reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

6.
considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.
reviewed the current and historical market prices and trading volume for the Company Common Stock, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.
conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and

9.
discussed with members of the senior management of each of the Company and Parent certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company and Parent to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the definitive Agreement will be substantially similar to the draft reviewed by us, and that the Offer and the Merger will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the definitive Agreement shall be true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the definitive Agreement without being waived. We have relied upon and assumed, without independent verification, that (a) the Offer and the Merger will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (b) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Offer and the Merger, if any, will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Offer and the Merger, the Company or Parent that would be material to our analyses or this Opinion. In addition, we have assumed that the Offer and the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended.
Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of November 12, 2018 and any material change in such circumstances and conditions would require a reevaluation, update, revision or reaffirmation of this Opinion, which we are under no obligation to undertake and which we do not assume. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.
We express no opinion as to the underlying business decision to effect the Offer and the Merger, the structure or tax consequences of the Offer and the Merger or the availability or advisability of any alternatives to the Offer and the Merger. We provided advice to the Board with respect to the Offer and the Merger. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. This letter does not express any opinion as to the likely trading range of Parent Common Stock following the
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consummation of the Offer and the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Parent at that time. Our opinion is limited to the fairness, from a financial point of view, of the Per Share Amount to be received by the holders of the Company Common Stock (other than the Excluded Shares).
We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Offer and the Merger. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Offer and the Merger.
In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Company Common Stock (other than the Excluded Shares) as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Company Common Stock (other than the Excluded Shares) or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (a) the fairness of the Offer and the Merger to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (b) the fairness of the Offer and the Merger to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Offer and the Merger amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Offer and the Merger on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.
The delivery of this Opinion was approved by an opinion committee of Raymond James.
Raymond James has been engaged to render financial advisory services to the Company in connection with the Offer and the Merger and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Offer and the Merger. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Offer and the Merger or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.
In the ordinary course of our business, Raymond James may trade in the securities of the Company or Parent for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or Parent or other person that involved in the Offer and the Merger in the future, for which Raymond James may receive compensation.
It is understood that this letter is for the information of the Board (and is delivered to each director solely in his or her capacity as a director) in evaluating the Offer and the Merger and does not constitute a recommendation to any stockholder of the Company regarding whether to tender shares into the Offer or take any other action in connection with the Offer and the Merger. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed any filing the Company is required to be file with the Securities and Exchange Commission in connection with the Offer and the Merger, provided that this Opinion is quoted in full in such proxy statement.
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Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Amount to be received by the holders of the Company Common Stock (other than the Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
RAYMOND JAMES & ASSOCIATES, INC.
One Maritime Plaza | 24th Floor | San Francisco, CA 94111
Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914